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November 28, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on November 28, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Jlw 11/29

Wolters Kluwer

RECEIVED
2006 NOV 28 P 3:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Showcases New Content and Solutions at Online Information 2006

Wide range of e-books, online journals and databases, solutions and editorial information services are amongst highlighted initiatives

London, United Kingdom (November 28, 2006) - Wolters Kluwer, a leading global information services and publishing company is joining information professionals at the world's primary event for online content and information management solutions, Online Information 2006. At its stands at the Olympia Grand Hall (# 518 and 520) a comprehensive range of online products, services, and solutions will be demonstrated.

Held annually in London, Online Information exhibition and conference starts at 10:00 am today and runs through November 30. More than 10,000 information professionals, including librarians, researchers, publishers, IT professionals, content managers, and business professionals attend the exhibition. Wolters Kluwer staff and representatives will be available for hands-on demonstrations and product presentations from brand leaders such as Ovid, Lippincott Williams & Wilkins, Adis, Croner, Kluwer, Lamy, and CCH.

On Wednesday, November 29 at 14:15 p.m., Pedja Pavlicic, Director, Technology Product Management at Ovid Technologies will present "Delivering Medical Information at the Point-of-care" at the free seminar in Theatre A. Throughout the event, several of Wolters Kluwer's most pioneering products such as ClinicaResource@Ovid, ProVation MD, Adis R&D Insight, Navigator, Croner-*i*, and Lamyline Reflex will be shown.

Ovid Technologies, part of Wolters Kluwer Health and a global leader in electronic medical, scientific, and academic information research solutions, will be promoting its new Lippincott Williams & Wilkins (LWW) Journal Legacy Archive, which includes more than 220 medical, nursing and healthcare titles that date back as far as the 1820s. The 4 million pages in the LWW Journal Legacy Archive includes just under 1 million articles of original research, reviews, notes, letters, case studies, and supplements, from approximately 35,000 journal issues.

Many articles in the collection introduced groundbreaking theories and techniques to the scientific community when they were first published and are still frequently cited by today's researchers. In addition the value the LWW Journal Legacy Archive provides in the research process, it can save more than 1 mile of library shelf space. Ovid will also offer two biosciences archives, the BIOSIS Archive and Zoological Record Archive, on the Ovid platform by the end of 2006.

Exhibition and conference attendees can schedule meetings in advance by email at online@wolterskluwer.com. For more information on Wolters Kluwer's participation at Online Information, please contact info@wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.